Exhibit 3.1

Docusign Envelope ID: D6EEEE9A-A709-89F6-80F1-AE6F9E1A0066

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: LogicMark, Inc. Entity or Nevada Business Identification Number (NVID): NV20232804130
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series J Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.
	☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* See Certificate of Designation of Rights, Preferences and Limitations for Series J Convertible Preferred Stock attached hereto.

Business Number E32388472023 - 1 Filed in the Office of Filing Number 20265928594 Secretary of State State Of Nevada Filed On 7/28/2026 4:13:00 PM Number of Pages 19

LOGICMARK, INC.

CERTIFICATE

OF DESIGNATION of PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES J Convertible preferred stock

pursuant to section 78.1955

of the nevada revised statutes

LogicMark, Inc., a corporation organized and existing under the Nevada Revised Statutes (the “Corporation”), is authorized to issue 80,000,000 shares of blank check preferred stock, 2,000 shares of which are designated as Series C Non-Convertible Voting Preferred Stock, one (1) share of which is outstanding.

The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, Article IV of the Corporation’s articles of incorporation (the “Articles of Incorporation”) authorizes the Corporation to issue 80,000,000 shares of “blank check” preferred stock, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption, and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions, and other matters relating to a series of the preferred stock, which shall consist of 250,000 shares of the preferred stock which the Corporation has the authority to issues, as follows:

NOW THEREFORE BE IT RESOLVED, that the Board of Directors, pursuant to its authority as aforesaid, does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF SERIES J PREFERRED STOCK

1. Definitions. For purposes of this Certificate of Designation, the following definitions shall apply and shall be equally applicable to both the singular and plural forms of the defined terms:

1.1. “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

1.2. “Attribution Parties” shall have the meaning set forth in Section 6.5.

1.3. “Beneficial Ownership Limitation” shall have the meaning set forth in Section 6.5.

1.4. “Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required by law to remain closed; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

1.5. “Buy-In” shall have the meaning set forth in Section 6.4(D).

1.6. “Certificate of Designation” means this Certificate of Designation of preferences, rights, and limitation of the Series J Preferred Stock.

1.7. “Commission” means the United States Securities and Exchange Commission.

1.8. “Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

1.9. “Common Stock Equivalents” means any securities of the Corporation or the Corporation’s subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

1.10. “Conversion Date” shall have the meaning set forth in Section 6.1.

1.11. “Conversion Price” shall have the meaning set forth in Section 6.2.

1.12. “Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock in accordance with the terms thereof.

1.13. “Event of Default” shall have the meaning set forth in Section 8.1

1.14. “Event of Default Notice” shall have the meaning set forth in Section 8.2.

1.15. “Event of Default Right Commencement Date” shall have the meaning set forth in Section 8.2.

1.16. “Event of Default Right Expiration Date” shall have the meaning set forth in Section 8.2.

1.17. “Event of Default Redemption Right Period” shall have the meaning set forth in Section 8.2.

1.18. “Event of Default Redemption Notice” shall have the meaning set forth in Section 8.2.

1.19. “Event of Default Redemption Price” shall have the meaning set forth in Section 8.2.

1.20. “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.21. “Fundamental Transaction” shall have the meaning set forth in Section7.4.

1.22. “GAAP” means United States generally accepted accounting principles.

1.23. “Holder” shall have the meaning set forth in Section 2.

1.24. “Liquidation” shall have the meaning set forth in Section 5.

1.25. “Notice of Conversion” shall have the meaning set forth in Section 6.1.

1.26. “Original Issue Date” means the date of the first issuance of any shares of the Series J Preferred Stock regardless of the number of transfers

1.27. “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency of subdivision thereof) or other entity of any kind.

1.28. “Series J Preferred Stock” shall have the meaning set forth in Section 2.

1.29. “Share Delivery Date” shall have the meaning set forth in Section 6.4(A).

1.30. “Stated Value” shall have the meaning set forth in Section 2.

1.31. “Subsidiary” means any direct or indirect subsidiary of the Corporation as set and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the Original Issue Date.

1.32. “Traded Price” means, for any security as of any date, the lowest intraday price per security at which such security traded on such date on the Trading Market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the lowest intraday price per security of such security in the over-the-counter market on the electronic bulletin board as reported by Bloomberg.

1.33. “Trading Day” means a day on which the principal Trading Market is open for business.

1.34. “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the over-the-counter market operated by the OTC Market Group, Inc., the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

1.35. “Transfer Agent” means Nevada Agency & Transfer Company, with an address at 50 West Liberty Street, Reno, NV 89501, telephone number is (775) 322-0626, and any successor transfer agent of the Corporation.

2. Designation, Amount and Par Value. The shares of such series shall be designated as “Series J Convertible Preferred Stock”, $0.0001 par value per share (the “Series J Preferred Stock”), and the number of shares constituting such series shall be 250,000 (which shall not be subject to increase without written consent of all of the holders of the Series J Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Series J Preferred Stock shall have a stated value equal to $1.28 (the “Stated Value”).

3. Rank. The Series J Preferred Stock shall, with respect to dividend and redemption rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to all classes or series of shares of Common Stock. The Series J Preferred Stock shall rank junior to the Company’s Series C Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”).

4. Dividends. Holders shall not be entitled to receive, and the Corporation shall not pay dividends on shares of Series J Preferred Stock.

5. Voting Rights. The Series J Preferred Stock and the holders of the Common Stock shall vote together as a single class on all actions to be taken by the stockholders of the Corporation. At all meetings of the stockholders of the Corporation and in the case of any actions of stockholders in lieu of a meeting, the holders of Series J Preferred Stock as a class shall have an aggregate number of votes on all matters submitted to the stockholders that is equal to the product of (i) the number of shares of Series J Preferred Stock issued and outstanding multiplied by (ii) 2.0. In addition, as long as any shares of Series J Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series J Preferred Stock, (a) alter or change adversely the powers, preferences, or rights given to the Series J Preferred Stock or alter or amend this Certificate of Designation, (b) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized shares of Series J Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

6. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the greater of the following amounts: (a) the aggregate Stated Value of the shares of Series J Preferred Stock; or (b) the amount the Holder would be entitled to receive if the Series J Preferred Stock were fully converted (disregarded for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock. The Corporation shall mail written notice of any such Liquidation, not less than forty-five (45) days prior to the payment date stated therein, to each Holder.

7. Conversion. The holders of the Series J Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

7.1. Optional Conversion of the Preferred Stock. The shares of Series J Preferred Stock shall be convertible, at any time after October 30, 2026, at the option of the Holder thereof, into that number of shares of Common Stock (subject to the limitations set forth in Section 6.5) determined by dividing (i) one hundred fifty percent (150%) of the aggregate Stated Value of the Series J Preferred Stock by (ii) the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series J Preferred Stock to be converted, the number of shares of Series J Preferred Stock owned prior to the conversion at issue, the number of shares of Series J Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or email such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Series J Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Series J Preferred Stock to the Corporation unless all of the shares of Series J Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series J Preferred Stock promptly following the Conversion Date at issue. Shares of Series J Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled, shall resume the status of authorized but unissued shares of preferred stock and shall not be reissued as Series J Preferred Stock.

7.2. Conversion Price. The conversion price for the Series J Preferred Stock shall equal fifty percent (50%) multiplied by the lowest Traded Price during the thirty (30) Trading Days immediately prior to the delivery of a Conversion Notice (the “Conversion Price”), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations, and other similar transactions of the Common Stock that occur after the Original Issue Date as set forth in Section 6.6 hereof.

7.3. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series J Preferred Stock, and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series J Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon such aggregate conversion.

7.4. Mechanics of Conversion.

A. Share Delivery. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder, Conversion Shares which shall be free of restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of the Series J Preferred Stock. On any date of delivery of Conversion Shares, the Corporation shall use its best efforts to deliver the Conversion Shares required to be delivered by the Corporation and any additional shares of Common Stock in payment of accrued and unpaid dividends, as applicable under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion or on the date of a mandatory conversion, as applicable. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered by 9:00 a.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date, and the Original Issue Date being deemed the “Share Delivery Date” with respect to any such Notice(s) of Conversion.

B. Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Corporation shall promptly return to the Holder any original Series J Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

C. Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of shares Series J Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Stated Value of its Series J Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series J Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 250% of the Stated Value of Series J Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6.4(A) by the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Series J Preferred Stock being converted, $50 per Trading Day (increasing to $100 per Trading Day on the third Trading Day and increasing to $200 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

D. Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6.4(A), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series J Preferred Stock equal to the number of shares of Series J Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4(A). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series J Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation with written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Series J Preferred Stock as required pursuant to the terms hereof.

E. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of the Series J Preferred Stock, shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Series J Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

7.5. Beneficial Ownership Limitation. Except as set forth in Section 7.4 below, the Corporation shall not effect any conversion of the Series J Preferred Stock, and a Holder shall not have the right to convert any portion of the Series J Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series J Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Stated Value of Series J Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Series J Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6.5, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6.5 applies, the determination of whether the Series J Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series J Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Series J Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Series J Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6.5, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series J Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any shares of Series J Preferred Stock, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series J Preferred Stock held by the applicable Holder. A Holder, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 6.5 applicable to its Series J Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Series J Preferred Stock held by the Holder and the provisions of this Section 6.5 shall continue to apply. Any such increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such Holder and no other Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6.5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of Series J Preferred Stock.

7.6. Certain Adjustments.

A. Stock Dividends and Stock Splits. If the Corporation, at any time while the Series J Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of the Series J Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 6.6(A) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

B. Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 6.6(A) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Series J Preferred Stock (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

C. Calculations. All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 6, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

D. Notice to Holders. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 6, the Corporation shall promptly deliver to each record Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

8. Redemption.

8.1. Generally. The Series J Preferred Stock is perpetual and has no maturity date. On October 30, 2026, each record Holder shall have a one-time option to direct the Corporation to redeem each share of Series J Preferred Stock in exchange for a cash payment equal to the Stated Value thereof (the “Redemption Price”). At any time on or before October 30, 2026, the Company shall have the option to repurchase each share of Series J Preferred Stock from each record Holder in exchange for a cash payment equal to the Redemption Price. Any redemption pursuant to this Section 7 shall be on an all-or-nothing basis.

8.2. Notice of Redemption. Notice of every redemption of shares of Series J Preferred Stock shall be given to the Holders or the Corporation in the manner provided for notices in Section 9 hereafter. Such mailing shall be at least ten (10) days and not more than twenty (20) days before the date fixed for redemption. Any notice sent as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the Holder or the Corporation receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any Holder of shares of Series J Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series J Preferred Stock. Notwithstanding the foregoing, if the Series J Preferred Stock are issued in book-entry form through DTC or any other similar facility, DTC or such other facility will provide notice of redemption by any authorized method to Holders of record of the applicable shares of Series J Preferred Stock not less than ten (10), nor more than twenty (20), days prior to the date fixed for redemption of the shares of Series J Preferred Stock. Each notice of redemption given to a Holder or the Corporation shall state: (1) the redemption date; (2) the number of shares of Series J Preferred Stock to be redeemed and, if less than all the shares held by such Holder are to be redeemed, the number of such shares of Series J Preferred Stock to be redeemed from such Holder; (3) the Redemption Price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price. Any notice of redemption provided by the Holders shall provide the Corporation with no less than ten (10) days’ notice of their Redemption request.

8.3. Effectiveness of Redemption. If notice of redemption has been duly given, and the Redemption Price has been paid, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, if shares of Series J Preferred Stock are issued in certificated form, on and after the later of (a) payment of the Redemption Price, or (b) the date of redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate

8.4. Fundamental Transaction. If, at any time while the Series J Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, subject to Section 6.6 hereof, immediately prior to the closing of any such Fundamental Transaction, each share of issued and outstanding Series J Preferred Stock shall automatically convert into shares of Common Stock at a ratio of 1-to-0.976, such that the 250,000 shares of Series J Preferred Stock shall convert into 244,000 shares of Common Stock (the “Conversion Shares”), notwithstanding the limitation set forth in Section 6.5 hereof.

8.5. Make-Whole Payment; Liquidated Damages. In the event of a Fundamental Transaction pursuant to Section 7.4, if the total consideration to be received by the Holders collectively for the Conversion Shares in connection with such Fundamental Transaction (the “Fundamental Transaction Consideration”) is less than $320,000, then the Corporation shall, prior to or simultaneous with the closing of such Fundamental Transaction, pay to the Holders an amount equal to the difference between the $320,000 and the Fundamental Transaction Consideration (such payment, the “Make-Whole Payment”). If the Corporation fails to deliver to the Holders the Make-Whole Payment pursuant to this Section 7.5 within fifteen (15) business days following the closing of such a Fundamental Transaction, the Corporation shall pay to the Holders, in cash, as liquidated damages and not as a penalty, $500,000.

9. Rights Upon Event of Default.

9.1. Event of Default. Each of the following events shall constitute an “Event of Default”:

A. the suspension from trading or the failure (or threatened failure) of the Common Shares to be trading or listed (as applicable) on the Trading Market for any period of time;

B. the Corporation’s failure to pay any other amount when and as due under this Certificate of Designations (including, without limitation, the Corporation’s failure to pay any redemption payments or other amounts hereunder), or any other agreement, document, certificate, or other instrument delivered in connection with the Series J Preferred Stock, solely to the extent such failure remains uncured for a period of at least five (5) Trading Days;

C. bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Corporation or any Subsidiary and, if instituted against the Corporation or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

D. the occurrence of any default under, redemption of, or acceleration prior to maturity of at least an aggregate of $500,000 of Indebtedness of the Corporation or any of its Subsidiaries;

E. the commencement by the Corporation or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Corporation or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

F. the entry by a court of (i) a decree, order, judgment, or other similar document in respect of the Corporation or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization, or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Corporation or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Corporation or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days; and

G. other than as specifically set forth in another clause of this Section 8.1, the Corporation or any Subsidiary breaches any representation or warranty in any material respect (other than the representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any agreement, document, certificate, or other instrument delivered in connection with the Series J Preferred Stock, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days.

9.2. Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default, the Corporation shall within one (1) Business Day, deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of the occurrence of an Event of Default (such earlier date, the “Event of Default Right Commencement Date”) and ending (such ending date, the “Event of Default Right Expiration Date”, and each such period, an “Event of Default Redemption Right Period”) on the twentieth (20th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Corporation, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Corporation to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Holder may require the Corporation to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of the Series J Preferred Stock by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Series J Preferred Stock the Holder is electing to redeem. The shares of Series J Preferred Stock subject to redemption by the Corporation pursuant to this Section 8.2 shall be redeemed by the Corporation at a price equal to one hundred twenty (120%) of the Stated Value thereof (the “Event of Default Redemption Price”). In the event of the Corporation’s redemption of Series J Preferred Stock under this Section 8.2, the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 8.2 is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

10. Miscellaneous.

10.1. Notices. Any and all notices or other communications or deliveries to be provided by the Holders or the Corporation hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to (i) the Corporation at the address set forth above Attention: Mark Archer, Chief Financial Officer, email address legal@logicmark.com, or such other email address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9 or (ii) the applicable Holder at the most current address for such Holder, in the Corporation’s records, or such other email address or address as such Holder may specify for such purposes by notice to the Corporation delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation or the Holders hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to each record Holder or at the email address or address of such Holder appearing on the books of the Corporation or to the Corporation at the address set forth above. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email at the email address set forth in this Section 9 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email at the email address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

10.2. Waiver. Any waiver by the Corporation or a holder of Series J Preferred Stock of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other such holders. The failure of the Corporation or a holder of this Series J Preferred Stock to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

10.3. Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

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IN WITNESS WHEREOF, I have executed this Certificate and do affirm the foregoing as true under the penalties of perjury this 28th day of July 2026.

LOGICMARK, INC.

By:	/s/ Mark Archer
	Name:	Mark Archer
	Title:	Chief Financial Officer

ANNEX A

FORM OF NOTICE OF CONVERSION

Reference is made to the Certificate of Designation of the Series J Preferred Stock of LogicMark, Inc. (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Series J Preferred Stock, $0.0001 par value per share (the “Preferred Shares”), of LogicMark, Inc., a Nevada corporation (the “Corporation”), indicated below into shares of common stock, $0.0001 value per share (the “Common Stock”), of the Corporation, as of the date specified below.

Date of Conversion:

Aggregate number of Preferred Shares to be converted

Aggregate Stated Value of such Preferred Shares to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date:	____________ ____, ________

Name of Registered Holder

By:
Name:
Title:

Tax ID:

Facsimile:

E-mail Address:

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